November 13, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Attention: Ms. Ashley Vroman- Lee

Re:	MacKenzie Realty Capital, Inc.
Registration Statement on Form N-2 (File No. 333-212804)

To the Commission:

The Company and its managing broker-dealer, Arete Wealth Management, LLC (“Arete”) hereby request that the effective date of its registration statement on Form N-2 (the “Registration Statement”) (File No. 333-212804) be accelerated by the Securities and Exchange Commission (the “Commission”) as effective on November 13, 2017, or as soon thereafter as possible.

In connection with the foregoing request for acceleration of effectiveness, the Company and Arete hereby acknowledge the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Robert Dixon of the Company at (925) 631-9100 or UnBo Chung of Arete at  (312) 940-3684 should you have any questions or concerns and please notify the Company’s counsel, Tracy Mackey (816) 983-8299, when this request for acceleration has been granted.

MacKenzie Realty Capital, Inc.		Arete Wealth Management, LLC

By:	/s/ Robert Dixon	By:	/s/ UnBo Chung
Name:	Robert Dixon	Name:	UnBo Chung
Title:	Chief Executive Officer and President	Title:	General Counsel and Chief Compliance Officer